EXHIBIT 99.5

Consent of Proposed Director

I, Christian Okonsky, hereby consent to the following:

●	to serve as a director of DropCar, Inc. if the transactions contemplated by the Agreement and Plan of Merger and Reorganization, dated December 19, 2019, by and among DropCar, Inc., ABC Merger Sub, Inc. and Ayro, Inc. are consummated, including the merger of Ayro, Inc. with and into ABC Merger Sub, Inc., with Ayro, Inc. continuing as the surviving corporation (the “Merger”);

●	to be named as a proposed director of DropCar, Inc. in the Registration Statement on Form S-4, including the joint proxy and consent solicitation statement/prospectus, to be filed by DropCar, Inc. in connection with the Merger, and in any and all amendments and supplements thereto (collectively, the “Registration Statement”); and

●	to the filing of this consent as an exhibit to the Registration Statement.

/s/ Christian Okonsky	Date: February 14, 2020
Christian Okonsky